

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 29, 2018

Mark McClain
Chief Executive Officer
SailPoint Technologies Holdings, Inc.
11305 Four Points Drive, Building 2, Suite 100
Austin, TX 78726

      Re: **SailPoint Technologies Holdings, Inc.**
              Draft Registration Statement on Form S-1
              Submitted March 26, 2018
              CIK No. 0001627857

Dear Mr. McClain:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any questions.

                    Sincerely,

                    /s/ Barbara C. Jacobs

                    Barbara C. Jacobs
                    Assistant Director
                    Office of Information Technologies
                    and Services

cc: Paul R. Tobias, Esq.
        Vinson & Elkins L.L.P.